UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of JULY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  July 19, 2006                         /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                          HALO SHERRIDON VMS AREA 2006
                         EXPLORATION PROGRAM ON SCHEDULE

VANCOUVER, BRITISH COLUMBIA, JULY 19, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that on July 2, 2006 Halo commenced a 2684 km helicopter borne electromagnetic
(EM) survey of the Sherridon VMS Property.

The Sherridon property is located 70 km northeast of Hudbay Minerals Inc. (HudBay) Flin Flon mining and metallurgical complex in Manitoba. Halo's Sherridon VMS Property comprises a land package of 18,822 ha in the Sherridon volcanogenic massive sulphide (VMS) district and includes several copper-zinc deposits and is considered by Halo to be highly prospective for new VMS discoveries. The property possesses excellent road and railroad access and most areas of the property can be drilled year round.

Recent hardware upgrades to Geotech's state-of-the-art Versatile Time-Domain Electro-Magnetics (VTEM) acquisition system have significantly improved the signal/noise ratio and are expected to further increase the system's high performance capabilities with regard to deep penetration and detection of anomalies. The airborne survey of the western portion of the property that hosted the historic Sherritt Gordon mine has now been completed and preliminary results will be available shortly. It is anticipated the remainder of the survey covering Halo's entire Sherridon property, at a flight line spacing of 100 m, will be completed in approximately 1 week.

Detailed geological mapping and prospecting is also being conducted within specific target areas in the vicinity of existing Cu-Zn deposits. The work is being used to ground truth anomalies and features outlined from historical exploration work. The surface program should assist in developing a better understanding of the complex stratigraphy as well as help define possible controls on mineralization. The program commenced in June and is proceeding on schedule. The geological work will be integrated and compiled with the historical database and the results of the current airborne (EM) survey to set the foundation for additional ground geophysical surveying and diamond drilling in August, 2006.

A preliminary review on the gross controls of mineralization appear to favour contacts between contrasting lithologies, that being primarily felsic and mafic assemblages. Late-stage pegmatite bodies are intimately associated with Cu-Zn mineralization at the past-producing Sherritt Gordon West Zone and the Bob Lake and Cold Lake deposits. The pegmatite bodies appear to have intruded the same stratigraphic zones of weakness that focused the mineralization faciliting in the redistribution and/or concentration of the ore.

Lithogeochemical sampling that includes a robust package of mobile and resistate elements has been submitted for analysis to SGS Laboratories. The work is being undertaken to "fingerprint" primary types of hydrothermal alteration within areas of known mineralization. .

Knowledge of VMS camps in general show that clustering of massive sulfide deposits can be found along specific stratigraphic marker horizons. Relatively untested stratigraphy with respect to their stratigraphic position and geochemical signature exist along strike of base metal deposits covered by the Sherridon property. This stratigraphy is considered to be very prospective for the discovery of additional base metal mineralization.


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Halo's Sherridon VMS property  includes  numerous Cu-Zn sulphide  deposits.  The largest one discovered is the VMS style  Sherritt-Gordon ore body which produced
7.7 million tonnes of copper-zinc ore. The other significant but undeveloped VMS style deposits include the Bob, Jungle and Park. The three less defined deposits are Cold, Fidelity and Ake.

Key historical drill hole information for each of these deposits has been recovered and data verification and geological modeling is in progress together with an evaluation of the additional work required to produce NI 43-101 compliant resource estimates. Preliminary model results will also be used to assist in establishing exploration targets adjacent to each of the known mineralized deposits.

In addition to the comprehensive surface exploration program being carried out, Halo is in the process of completing a short-list of diamond drill contractors. Final tendering will commence within the next few weeks. Finally, construction of Halo's field exploration facilities close to the historic Sherridon mine site is underway.

QUALIFIED PERSON

Eckart Buhlmann, a principal of Buhlmann & Associates Inc. and a "qualified person" as defined in NI 43-101, has reviewed this news release and has verified the technical information provided herein.


HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 4 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, Quarter Moon which is a grass roots gold project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

ON BEHALF OF THE BOARD

Marc Cernovitch, President and CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SIMILAR CANADIAN LEGISLATION THAT INVOLVE INHERENT RISKS AND
UNCERTAINTIES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE FUTURE PRICE OF GOLD AND OTHER MINERALS AND METALS, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, THE REALIZATION OF MINERAL RESERVE ESTIMATES, THE CAPITAL EXPENDITURES, COSTS AND TIMING OF THE DEVELOPMENT OF NEW DEPOSITS, SUCCESS OF EXPLORATION ACTIVITIES, PERMITTING TIME LINES, REQUIREMENTS FOR ADDITIONAL CAPITAL, GOVERNMENT REGULATION OF MINING OPERATIONS, ENVIRONMENTAL RISKS, UNANTICIPATED RECLAMATION EXPENSES, TITLE DISPUTES OR CLAIMS AND LIMITATIONS ON INSURANCE COVERAGE. GENERALLY, THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "PLANS", "EXPECTS" OR "DOES NOT EXPECT", "IS EXPECTED", "BUDGET", "SCHEDULED", "ESTIMATES", "FORECASTS", "INTENDS", "ANTICIPATES" OR "DOES NOT ANTICIPATE", OR "BELIEVES", OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATE THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY", "COULD", "WOULD", "MIGHT" OR "WILL BE TAKEN", "OCCUR" OR "BE ACHIEVED". FORWARD-LOOKING STATEMENTS ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF HALO


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TO  BE   MATERIALLY   DIFFERENT   FROM  THOSE   EXPRESSED  OR  IMPLIED  BY  SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO: RISKS RELATED TO THE INTEGRATION OF ACQUISITIONS; RISKS RELATED TO JOINT VENTURE OPERATIONS; ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES; ACTUAL RESULTS OF CURRENT OR FUTURE RECLAMATION ACTIVITIES; CONCLUSIONS OF ECONOMIC EVALUATIONS; CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED; FUTURE PRICES OF GOLD AND OTHER
MINERALS AND METALS; POSSIBLE VARIATIONS IN ORE RESERVES, GRADE OR RECOVERY RATES; FAILURE OF EQUIPMENT OR PROCESSES TO OPERATE AS ANTICIPATED; ACCIDENTS, LABOUR DISPUTES AND OTHER RISKS OF THE MINING INDUSTRY; AND DELAYS IN OBTAINING GOVERNMENTAL APPROVALS OR FINANCING OR IN THE COMPLETION OF DEVELOPMENT OR CONSTRUCTION ACTIVITIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS AND HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED OR INTENDED. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS.
ACCORDINGLY,   READERS  SHOULD  NOT  PLACE  UNDUE  RELIANCE  ON  FORWARD-LOOKING
STATEMENTS. HALO DOES NOT UNDERTAKE TO UPDATE ANY FORWARD-LOOKING STATEMENTS THAT ARE INCORPORATED BY REFERENCE HEREIN, EXCEPT IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE.


FOR FURTHER INFORMATION, PLEASE CONTACT:

Marc Cernovitch, President & CEO
Halo Resources Inc. Tel: 604-484-0068
Fax: 604-484-0069 Toll Free: 1-866-841-0068
mcernovitch@halores.com

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